[LETTERHEAD]

September 22, 2011

Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Bulk Storage Software, Inc. (the Company)
Amendment No. 1 to Form S-1 Registration Statement
File Number: 333-168328

Dear Ms. Jacobs;

This is in response to your November 3, 2010 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Cover Page

I.
We reissue prior comment one in part. The first sentence of the second paragraph of your prospectus cover page is unclear. If appropriate, please revise your cover page similar to the disclosure under "Determination of Offering Price."

The Company has made the required revision.

Directors, Executive Officers and Control Persons, page 22

2.
We reissue prior comment 10 in part. In March 2010, we note that Brian Sobnosky was appointed in March 2010 to the Board of Industry Concept Holdings, which became a public company after a reverse acquisition with Your Way Holding Corporation in December 2009. Please disclose this fact.

The Company has made the required revision. Please note that Mr. Sobnosky is no longer a Board member of Industry Concept Holdings.

Barbara C. Jacobs
September 22, 2011

Certain Relationships and Related Transactions, page 24

3.	We reissue prior comment 12 in part. Explain the relationship between Beverage Master and Bulk Storage Software and file the note as an exhibit to your registration statement.

    The Company has made the required additional disclosures and has filed the note.

Selling Security Holders, page 25

4.
We issue prior comment 13 in part. Prom the disclosure under "Plan of Distribution," some of the selling shareholders may be broker-dealer affiliates. Please identify these selling shareholders by footnote.

The Company has made the required revision.

Financial Statements

Note 3 - Related Party Events, page F-8

5.
Refer to the second paragraph of the "Certain Relationships and Related Transactions" section on page 24. Your revised disclosure in this amendment appears to suggest that the $15,000 Note Payable is due to a related party and should therefore be described in this footnote. Please explain or revise accordingly, including modifying the balance sheet caption for this Note accordingly.

The Company has provided additional disclosure in footnote 5.

Exhibit 5.1

6.  Please file an updated legality opinion.

A new legality opinion has been filed.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner